

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 21, 2017

Via E-mail
Angela D. Jilek
Director and Secretary
nVent Electric plc
43 London Wall
London, EC2M 5TF, United Kingdom

> **Re:    nVent Electric plc**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 6, 2017**
> **File No. 001-38265**

Dear Ms. Jilek:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Financial Statements

Note 8. Income Taxes, page F-21

1.      We note your response to comment 6 indicating that you have access to your worldwide earnings without incurring material U.S. income taxes or non-U.S. withholding taxes.  To assist an investor in understanding the potential tax impact resulting from this temporary

difference, please revise the note to disclose the amount of this temporary difference - i.e.,  the undistributed earnings of your international subsidiaries where your intention is to reinvest these earnings permanently – as required by ASC 740-30-50-2(b).

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:    John K. Wilson
       Foley & Lardner LLP